SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary Annual Report – March 2023 to March 2024 Audit and Statutory Risks Committee of Eletrobras’ companies

1.	Legal basis:
•	article 31-D, “vi” of CVM Resolution No. 23, of February 25, 2021
•	article 10, sole paragraph of CVM Resolution No. 81, of March 29, 2022
•	item 5.1, item "li" of the Internal Regulations of the Statutory Audit and Risk Committee (RICAE)
2.	Scope and period of coverage:
•	work carried out by the Statutory Audit and Risks Committee (CAE), in a unified manner and by advising the Board of Directors (CA) of Eletrobras and, when applicable and observing the rules established by the Holding's CA, the Boards of Directors of the companies that make up the Eletrobras Group, in the period from March 14, 2023 to March 13, 2024, equivalent to the cycle of follow-up, monitoring and analysis of Eletrobras' quarterly and annual financial statements, individual and consolidated, referring to the fiscal year ending on 12.31.2023.
3.	Main focuses of action:
•	Internal controls and Compliance with US legislation (Sarbanes-Oxley);
•	Internal audit;
•	Process of preparing the financial statements;
•	Independent audit;
•	Information Security, Risk Management;
•	Compliance/Integrity and Ethics, Manifestations and Complaints Channel;
•	Transactions with related parties;
•	Corporate operations;
•	Health and Complementary Pension.
4.	Current composition
•	Five (5) members, all independent, being: 2 (two) directors and 3 (three) external members – item 2.1 RICAE.

Composition of the CAE – March/2023 to March/2024

Name	Quality	Mar/14/23 to mar/13/24
Jerônimo Antunes	Independent external member and CAE Coordinator	✔ (first renewal on 05.17.2023)
Felipe Villela Dias	Independent advisor and deputy coordinator	✔ (second renewal on 05.28.2023)
Daniel Alves Ferreira	Independent Counsel	✔ (second renewal on 06.01.2023)
Luiz Carlos Nannini	Independent external member	✔ (first renewal on 05.11.2022)
Luís Henrique Bassi Almeida	Independent external member	✔ (second renewal) on 22.02.2023

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Summary Annual Report – March 2023 to March 2024 Audit and Statutory Risks Committee of Eletrobras’ companies

•	All members of the CAE meet the independence criteria established in article 31-C, paragraph 2, of CVM Resolution No. 23, of 02.25.2021, as well as the independence criteria of the Brazilian Institute of Corporate Governance - IBGC and North American legislation, as applicable to Eletrobras.

5.	Internal Regulations
•	Available at https://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx
6.	Work Plan
•	Annually, the CAE submits to the Board of Directors (CA) of Eletrobras its annual work schedule for the fiscal year, covering its performance before the holding company and its subsidiaries.

7.	Communication of the CAE with the CAs of the holding company and its subsidiaries
•	The Committee's fruitful and proactive performance has contributed to providing greater security and reliability to the decision-making process, notably in the context of the new organizational, governance and corporate structure of Eletrobras corporation, enabling a unified and consolidated approach to issues involving the attributions performed by the CAE (mentioned in item 3 of this report).
•	The Committee reported monthly at the holding company's Board of Directors meetings on the topics covered at its meetings, its opinions, demands and information provided to/by the various areas of Eletrobras.
•	The CAE also issued recommendations and prior opinions on topics submitted to the deliberation of the holding company's CAs and subsidiaries that are related to their duties.
8.	Activity of the Governance Secretariat
•	Eletrobras has been constantly improving its corporate governance system and the adherence of its documents to the legal, regulatory and voluntary environments, as a result of senior management's commitment to an ethical and transparent culture.
•	In this sense, the Governance Secretariat is an internal agent responsible for dealing directly with the collegiate bodies and administrators in the proper exercise of their functions, providing all strategic, relational and operational support to the Board of Directors of Eletrobras, its Advisory Committees and the other collegiate governance bodies of Eletrobras companies, in order to provide the constant improvement of corporate governance processes, routines and practices.
9.	Meetings
•	From 03.14.2023 to 03.13.2024, the CAE held 34 meetings, which is equivalent to approximately 2.75 meetings per month and 107 total meeting hours (without accounting for meetings in electronic deliberation circuit).

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Summary Annual Report – March 2023 to March 2024 Audit and Statutory Risks Committee of Eletrobras’ companies

9.1 Main topics monitored by the CAE – March/2023 to March/2024

Main topics
Internal audit
Accounting Closing and QTRs
Independent Auditors
SOx – Internal Controls
Integrity, Manifestations and Complaints
TPRs – Transaction with Related Parties
Corporate and financial operations;
Litigious legal liabilities
Contracting and Agreements
Assets and Investments
Energy Trading
Corporate risks
SPEs and enterprises - Risks
Cyber and Information Security
Dams
Regulatory
Tax Initiatives
Pension and Health
Policies and Regulations
Reference and 20-F Form
PDNG, PNG and Strategic Planning
Annual Report
CAE Governance

10.	Description of Activities and Recommendations

•	The CAE acted on diversified fronts relevant to the Company, from the perspective of risk, having monitored and followed up on topics related to internal audit, preparation of annual and quarterly financial statements, contingencies and litigation liabilities, internal controls, corporate risk management involving assets and investments, transactions with related parties, corporate and financial operations, integrity, manifestations and complaints, cybersecurity and information security, review of policies and regulations, as well as acting on diversified fronts relevant to the Company, from the perspective of risk.
•	Below are listed the main activities and recommendations of the Committee in the period:

i.	Followed, discussed and expressed an opinion on Eletrobras' quarterly information (1QTR, 2QTR, 3QTR) and the annual financial statements of Eletrobras, Eletrobras Chesf and Eletrobras Eletropar – fiscal year 2023.
ii.	Performed periodic monitoring on litigation legal liabilities and legal contingencies.

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Summary Annual Report – March 2023 to March 2024 Audit and Statutory Risks Committee of Eletrobras’ companies

iii.	Followed and issued recommendations for qualitative improvements in the work, reports and work plans of Eletrobras' internal audit, including the restructuring of the area, training plans and the process of international certification of internal audit by the Institute of Internal Auditors – IIA, according to Global Certifications for Internal Audit.
iv.	Monitored risk factors related to internal controls (SOx).
v.	Analyzed financial and corporate operations of Eletrobras companies.
vi.	Independent Auditors

Held periodic meetings with the independent auditors, focusing on the annual work plan, quarterly and annual financial statements and monitoring of notes of deficiencies in internal controls, from the perspective of the Sarbanes-Oxley law (SOx).

Knew and opined about contracting services to be performed by the independent auditors ("permitted services" – PCAOB).

It carried out a retrospective evaluation of the services provided by the independent auditors in relation to the year ended 12.31.2023 and opined in favor of the extension for one year of the contract signed with the independent auditor.

vii.	Followed up and issued qualitative recommendations on tax initiatives.
viii.	Followed the main risks associated with the largest projects – generation, transmission and SPEs segments
ix.	Followed up on work and management reports and investigation of complaints.
x.	Followed up on Integrity/Compliance work and reports.
xi.	Followed the merger process of the company Eletrobras Furnas.
xii.	Monitored work and reports from the risk management area.
xiii.	Monitored issues related to dam safety.
xiv.	Monitored work and periodic reports on cybersecurity and information security
xv.	Accompanied business and investment opportunities.
xvi.	Monitored and analyzed Transactions with Related Parties – TPRs.
xvii.	Accompanied topics related to pension funds and health plans.
xviii.	Became aware of and previously analyzed proposals for hiring independent audit firms.
xix.	Followed and advised the Board on the 2023-2027 Strategic Plan.
xx.	Monitored the application of the energy trading business model, the status of the trading controls mapping and monitored the internal audit work on the subject.
xxi.	Accompanied regulatory issues with potential and possible impact on the financial statements.
xxii.	Followed up and made suggestions for improvement involving the preparation of Form 20-F.
xxiii.	Followed the process of preparing the Reference Form – fiscal year 2022.

Analyzed the Annual Report of Eletrobras – fiscal year 2022, focusing on the topics of greater materiality addressed in the Report.

xxiv.	Followed and analyzed the preparation of Policies and Regulations involving topics related to their attributions.
xxv.	Worked on topics related to the governance of the CAE itself (demand monitoring spreadsheet, collegiate budget, proposition of annual calendar and annual work plan).

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Summary Annual Report – March 2023 to March 2024 Audit and Statutory Risks Committee of Eletrobras’ companies

11.          Monitoring the Work of Eletrobras Quarterly Information – 1QTR, 2QTR and 3QTR - fiscal year ended on 12.31.2023

The Committee received periodic reports on the progress of the work to finalize the consolidated quarterly and annual financial statements, with a view to leveling the information and providing adequate interaction between the CAE and the company's management, notably regarding the flow of information and meeting clarifications related to the accounting closing process.

The Committee followed pari passu the matter relating to the respective quarterly accounting closings of Eletrobras' 1QTR, 2QTR and 3QTR of 2023, having: (a) formulated suggestions for improvement in the Explanatory Notes; (b) given its opinion authorizing the publication of Eletrobras' interim financial statements (1QTR, 2QTR and 3QTR), relating to the periods ending on March 31, June 30 and September 30, 2023, under the terms approved by the Executive Board.

12.          Opinion of the Committee on the Financial Statements of Eletrobras – fiscal year ended on 12.31.2023

The Committee monitored pari passu, the work and main critical points related to the closing of the annual financial statements, individual and consolidated, for the fiscal year 2023, including meetings with independent auditors and meeting with Eletrobras' Fiscal Council.

On March 13, 2024, the Committee met to finalize the Financial Statements and the Annual Management Report for the fiscal year ended December 31, 2023.

12.1	Conclusion of the opinion statement

The members of the Statutory Audit and Risk Committee - CAE, in the exercise of their duties, analyzed the annual individual and consolidated financial statements of Eletrobras, accompanied by the draft report of the independent auditors, for the fiscal year ended December 31, 2023.

Considering all the analyses, studies and debates carried out in the course of the meetings and monitoring and supervision work carried out by the CAE on the quality, adequacy and integrity of the information, estimates and measurements disclosed in the financial statements, as well as based on the information and clarifications provided by the Company's management and discussions with the independent auditors, the Statutory Audit and Risk Committee - CAE, observing its scope of action and the independent auditors' report without reservations, unanimously recommended the approval of its disclosure by Eletrobras' Board of Directors and its consequent filing by the Company with the Brazilian Securities and Exchange Commission - CVM.

Rio de Janeiro, March 13, 2024.

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Summary Annual Report – March 2023 to March 2024 Audit and Statutory Risks Committee of Eletrobras’ companies

JERÔNIMO ANTUNES	DANIEL ALVES FERREIRA
Coordinator and External Member	Board Member

FELIPE VILLELA DIAS	LUIS HENRIQUE BASSI ALMEIDA
Board Member	External member

LUIZ CARLOS NANNINI
External member

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.